FORM 4                                               OMB APPROVAL
                                            OMB Number: 3235-0287
                                      Expires: September 30, 1998
                                         Estimated average burden
                                    hours per response..0.5 hours

              U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/X/  Check this box if no
     longer subject to
     Section 16, Form 4 or
     Form 5 obligations may
     continue. See Instruction
     1(b)

        Filed pursuant to Section 16(a) of the Securities
     Exchange Act of 1934, Section 17(a) of the Public Utility
          Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person:
     James S. Wassel
     14 Hartshorne Lane
     Rumson, NJ 07760


2.   Issuer Name and Ticker or Trading Symbol:
     Horizon Group, Inc./HGI(1)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):


4.   Statement for Month/Year:
     June 1998

5.   If Amendment, Date of Original (Month/Year):


6. Relationship of Reporting Person(s) to Issuer (check all applicable):

     _XX_ Director                      ___ 10% Owner
     _XX_ Officer (give title below)    ___ Other (specify below)
          PRESIDENT

7.   Individual or Joint/Group Filing (Check Applicable line)

     X    Form filed by One Reporting Person
     ____ Form filed by More than One Reporting Person

          Table I - Non Derivative Securities Acquired,
               Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3):

     Common Stock
     Common Stock

2.   Transaction Date (Month/Day/Year):

     June 15, 1998
     June 15, 1998

3.   Transaction Code (Instr. 8):

     Code:
          J(2)
          J(2)

     V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5):

     Amount:

          15,000
          35,000(3)

     (A) or (D):

          D
          A/D

     Price:

          (2)
          (2)


5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4):

          0
          0

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4):

          D
          D
7.   Nature of Indirect Beneficial Ownership (Instr. 4):


Reminder: Report on a separate line for each class of securities
beneficially owned directly or indirectly.                 (Over)

*If the form is filed by more than one reporting person,
 see Instruction 4(b)(v).                         SEC 1474 (7-96)




            TABLE II - Derivative Securities Acquired,
               Disposed of, or Beneficially Owned

  (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3):

     Employee Stock Option

2.   Conversion or Exercise Price of Derivative Security:

     10.25

3.   Transaction Date (Month/Day/Year):

     June 15, 1998

4.   Transaction Code (Instr. 8):

     Code:

          J(4)

     V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5):

     (A):
     (D):
          400,000


6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable:

          (5)

     Expiration Date:

          March 31, 2007

7.   Title and Amount of Underlying Securities (Instr. 3 and 4):

     Title:

          Common Stock

     Amount or Number of Shares:

          400,000

8.   Price of Derivative Security (Instr. 5):

          (4)

9.   Number of derivative Securities Beneficially Owned at End of
     Month (Instr. 4):

          0


10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4):

          D
11.  Nature of Indirect Beneficial Ownership (Instr. 4):



Explanation of Responses:

          (1) On June 15, 1998, Horizon Group, Inc. merged into Sky Merger Corp., a wholly-owned subsidiary and immediately thereafter, Prime Retail, Inc., merged into Sky Merger Corp. (the "Merger"). The surviving corporation in the Merger changed its name to Prime Retail, Inc. and is trading under the symbol PRT.

     (2) Converted into common shares of Prime Retail, Inc. and Series B Preferred Stock of Prime Retail, Inc. at the exchange ratio of 0.597 of a share of Prime Retail, Inc. common stock and 0.20 of a share of Prime Retail, Inc. Series B Preferred Stock per share of Horizon common stock in the Merger.

     (3) 35,000 shares of common stock were issued to Mr. Wassel at the effective time of the Merger pursuant to the terms of his employment agreement.

     (4) This option was assumed by Prime Retail, Inc. and is now exercisable for 0.9193 shares of Prime Retail, Inc. common stock for each share of Horizon Group, Inc. common stock on the same terms except the option continues to be exercisale regardless of death, disability or termination of optionee.

     (5) 200,000 shares vested April 24, 1997, the remaining 200,000 vested on June 15, 1998, upon the consummation of the Merger.





/s/ James S. Wassel
_____________________________
** Signature of Reporting Person

________________________________
Date: July 10, 1998

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE
  FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C.
  78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see
      Instruction 6 for procedure.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                          Page 2
                                                  SEC 1474 (7/96)